UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)

CHC GROUP LTD.

(Name of Issuer)

Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

G07021101

(CUSIP Number)

CD&R CHC Holdings, L.P.

c/o Clayton, Dubilier & Rice, LLC

Attention: Theresa A. Gore

375 Park Ave, New York NY 10152

(212) 407-5227

Copy to:

Steven J. Slutzky

Debevoise & Plimpton LLP

919 Third Avenue

New York, New York 10022

(212) 909 6000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 26, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G07021101

1.	Name of Reporting Persons: CD&R CHC Holdings, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0

	8.	Shared Voting Power 81,019,740 (see Item 5) (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 81,019,740 (see Item 5) (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 81,019,740 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒ (2)

13.	Percent of Class Represented by Amount in Row (11) 49.9% (3)

14.	Type of Reporting Person (See Instructions) PN

(1)  The total number of voting ordinary shares, par value $0.0001 per share (the “Ordinary Shares”), reported includes, on an as-converted basis (based on the initial conversion price of $7.50, as adjusted), but subject to the 49.9% cap described below, Ordinary Shares that are issuable upon the conversion, at the option of the holder, of (a) the 500,000 shares of a class of convertible preferred shares of the Issuer (the “Preferred Shares”) that, as of the date hereof, are held directly by CD&R CHC Holdings, L.P. (“CD&R Holdings”), and (b) the 100,000 Preferred Shares that are anticipated to be issued to CD&R Holdings, subject to the satisfaction or waiver of certain conditions, at the third closing contemplated by that certain Investment Agreement, entered into on August 21, 2014, by and among the Issuer and affiliates of CD&R Holdings (referred to together with the exhibits thereto as the “Investment Agreement”), in each case, taking into account preferred dividends that have accrued and that are anticipated to be accrued on the foregoing Preferred Shares within 60 days of the date hereof, and as described in Items 4 and 5 of this Schedule 13D. Each Preferred Share is entitled to vote with holders of the Ordinary Shares on an as-converted basis, based on the initial conversion price of $7.50, as adjusted, and accrued dividends through the date of conversion. The aggregate Ordinary Shares that may be issued upon conversion of Preferred Shares held by the Reporting Persons may not exceed 49.9% of the total Ordinary Shares outstanding immediately after such conversion and, for each Ordinary Share not issued due to this limitation, the Reporting Persons will receive a non-voting ordinary share, par value $0.0001 per share, of the Issuer (a “non-voting Ordinary Share”). Accordingly, the number of Ordinary Shares reported in this Schedule 13D as beneficially owned by the Reporting Persons and the percentage that such shares represent of the class of Ordinary Shares exclude 332,558 non-voting Ordinary Shares issuable in respect of these Preferred Shares. All of these shares may be deemed to be beneficially owned by CD&R Investment Associates IX, Ltd., as the general partner of CD&R Holdings (“CD&R Holdings GP”).

(2) The total amount of shares reported excludes 45,900,354 Ordinary Shares held by 6922767 Holding (Cayman) Inc. (“CaymanCo”) that CD&R Holdings may be deemed to beneficially own because CD&R Holdings and CaymanCo comprise a “group” within the meaning of Section 13(d)(3) of the Act.

(3) CD&R Holdings’ voting percentage is 49.9%, calculated using a fraction, the denominator of which is 162,364,209 (calculated by adding the 81,344,469 Ordinary Shares outstanding as of October 9, 2014, as reported in the Issuer’s Definitive Proxy Statement, filed October 10, 2014, plus the total number of Ordinary Shares described in footnote (1) above, but excluding all non-voting Ordinary Shares).

CUSIP No. G07021101

1.	Name of Reporting Persons: CD&R Investment Associates IX, Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0

	8.	Shared Voting Power 81,019,740 (see Item 5) (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 81,019,740 (see Item 5) (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 81,019,740 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒ (2)

13.	Percent of Class Represented by Amount in Row (11) 49.9% (3)

14.	Type of Reporting Person (See Instructions) CO

(1)  The total number of Ordinary Shares reported includes, on an as-converted basis (based on the initial conversion price of $7.50, as adjusted), but subject to the 49.9% cap described below, Ordinary Shares that are issuable upon the conversion, at the option of the holder, of (a) the 500,000 Preferred Shares that, as of the date hereof, are held directly by CD&R Holdings, (b) the 100,000 Preferred Shares that are anticipated to be issued to CD&R Holdings, subject to the satisfaction or waiver of certain conditions, at the third closing contemplated by the Investment Agreement, in each case, taking into account preferred dividends that have accrued and that are anticipated to be accrued on the foregoing Preferred Shares within 60 days of the date hereof, and as described in Items 4 and 5 of this Schedule 13D. Each Preferred Share is entitled to vote with holders of the Ordinary Shares on an as-converted basis, based on the initial conversion price of $7.50, as adjusted, and accrued dividends through the date of conversion. The aggregate Ordinary Shares that may be issued upon conversion of Preferred Shares held by the Reporting Persons may not exceed 49.9% of the total Ordinary Shares outstanding immediately after such conversion and, for each Ordinary Share not issued due to this limitation, the Reporting Persons will receive a non-voting Ordinary Share. Accordingly, the number of Ordinary Shares reported in this Schedule 13D as beneficially owned by the Reporting Persons and the percentage that such shares represent of the class of Ordinary Shares exclude 332,558 non-voting Ordinary Shares issuable in respect of these Preferred Shares. All of these shares may be deemed to be beneficially owned by CD&R Holdings GP.

(2) The total amount of shares reported excludes 45,900,354 Ordinary Shares held by CaymanCo that CD&R Holdings GP may be deemed to beneficially own because CD&R Holdings and CaymanCo comprise a “group” within the meaning of Section 13(d)(3) of the Act.

(3) CD&R Holdings GP’s voting percentage is 49.9%, calculated using a fraction, the denominator of which is 162,364,209 (calculated by adding the 81,344,469 Ordinary Shares outstanding as of October 9, 2014, as reported in the Issuer’s Definitive Proxy Statement, filed October 10, 2014, plus the total number of Ordinary Shares described in footnote (1) above, but excluding all non-voting Ordinary Shares).

AMENDMENT NO. 1 TO SCHEDULE 13D

This Amendment No. 1 amends and supplements the Statement on Schedule 13D filed by CD&R CHC Holdings, L.P., a Cayman Islands exempted limited partnership (“CD&R Holdings”), and (ii) CD&R Investment Associates IX, Ltd. (“CD&R Holdings GP”) (together with CD&R Holdings, collectively, the “Reporting Persons”) with the U.S. Securities and Exchange Commission on November 10, 2014 (the “Schedule 13D”), with respect to the voting ordinary shares, par value $0.0001 per share (the “Ordinary Shares”), of CHC Group Ltd., a Cayman Islands exempted company (the “Company”).  This Amendment No. 1 is being filed to reflect the Reporting Persons’ acquisition of beneficial ownership of additional Ordinary Shares.  Each Item below amends and supplements the information disclosed in the corresponding Item of the Schedule 13D, and except as specifically amended by this Amendment No. 1, items in the Schedule 13D remain unchanged.  Unless otherwise indicated, all capitalized terms used and not defined herein have the respective meanings assigned to them in the Schedule 13D.

Item 3.         Source and Amount of Funds or Other Consideration.

The disclosure in Item 3 of the Schedule 13D is amended by adding the following to the end thereof:

The aggregate purchase price for the 100,000 Preferred Shares that will be acquired by CD&R Holdings at the third closing contemplated by the Investment Agreement , as described in Item 4, will be $100,000,000. CD&R Holdings will obtain funds from capital contributions of its partners for the purchase of these 100,000 Preferred Shares.

Item 4.         Purpose of Transaction.

The disclosure in Item 4 of the Schedule 13D is amended by adding the following to the end thereof:

On November 26, 2014, the Company notified CD&R Holdings that it had terminated the rights offering of Preferred Shares to its existing shareholders and that, as a result, the Company will sell, subject to the satisfaction of the remaining closing conditions, 100,000 Preferred Shares to CD&R Holdings at the third closing contemplated by the Investment Agreement, which is anticipated to occur on December 15, 2014.  CD&R Holdings will acquire these 100,000 Preferred Shares for general investment purposes and may seek to sell these Preferred Shares (subject to certain contractual limitations) or the Ordinary Shares into which such Preferred Shares are convertible in the ordinary course of business (as is the case with the other Preferred Shares that it previously acquired).

Item 5.         Interest in Securities of the Issuer.

The disclosure in Item 5 of the Schedule 13D is hereby amended by replacing it in its entirety with the following:

(a)

(i) CD&R Holdings is the beneficial owner of 81,019,740 Ordinary Shares on an as-converted basis (based on the initial conversion price of $7.50, as adjusted), which are issuable upon conversion, at the option of the holder, of (x) the 500,000 Preferred Shares that, as of the date hereof, are held directly by CD&R Holdings and (y) the 100,000 Preferred Shares that are anticipated to be issued to CD&R Holdings, subject to the satisfaction or waiver of certain conditions, at the third closing contemplated by the Investment Agreement, in each case, taking into account preferred dividends that have accrued and that are anticipated to be accrued on the foregoing Preferred Shares within 60 days of the date hereof, but subject to the 49.9% cap described in Item 4. Each Preferred Share is entitled to vote with holders of the

Ordinary Shares on an as-converted basis, based on the initial conversion price of $7.50, as adjusted, and accrued dividends through the date of conversion. Taking into account this beneficial ownership and the 49.9% cap described above, CD&R Holdings’ voting interest is approximately 49.9% of the voting power of the Company, based on (A) the initial conversion price of $7.50, as adjusted, and accrued dividends through the date of conversion, and (B) 81,344,469 Ordinary Shares outstanding as of October 9, 2014, as reported in the Company’s Definitive Proxy Statement, filed October 10, 2014. As a result of the 49.9% cap described above, 332,558 non-voting Ordinary Shares, par value $0.0001 per share, of the Company (“non-voting Ordinary Shares”) will be issuable in respect of these Preferred Shares, and those non-voting Ordinary Shares are excluded from the number of Ordinary Shares reported herein as beneficially owned by the Reporting Persons.

CD&R Holdings’ beneficial ownership of Preferred Shares excludes 45,900,354 Ordinary Shares held by CaymanCo that CD&R Holdings may be deemed to beneficially own because CD&R Holdings and CaymanCo comprise a “group” within the meaning of Section 13(d)(3) of the Act. For purposes of qualifying the Company as a “controlled company” pursuant to the rules of the New York Stock Exchange, following the first closing contemplated by the Investment Agreement, such group may be deemed to beneficially own, in the aggregate, including Ordinary Shares directly held by CaymanCo, Ordinary Shares in excess of 50.1% of the Ordinary Shares of the Company.

(ii) CD&R Holdings GP, as the general partner of CD&R Holdings, may be deemed to beneficially own the Preferred Shares in which the CD&R Holdings has beneficial ownership.  CD&R Holdings GP expressly disclaims beneficial ownership of the Preferred Shares in which CD&R Holdings has beneficial ownership.  Investment and voting decisions with respect to the Preferred Shares or Ordinary Shares held by CD&R Holdings or CD&R Holdings GP are made by an investment committee comprised of more than ten investment professionals of CD&R Manager, or the “Investment Committee.” All members of the Investment Committee disclaim beneficial ownership of the shares shown as beneficially owned by CD&R Holdings or CD&R Holdings GP.

(iii) CD&R Holdings GP is managed by a two-person board of directors. Donald J. Gogel and Kevin J. Conway, as the directors of CD&R Holdings GP, may be deemed to share beneficial ownership of the Preferred Shares directly held by CD&R Holdings. Such persons expressly disclaim such beneficial ownership.

(b) In addition to the description set forth above in Item 5(a), see the cover pages of this Schedule 13D for indications of the respective voting powers and disposition powers of the Reporting Persons.

The responses set forth in Items 4 and 6 are incorporated by reference in their entirety.

(c) Except as set forth herein, each of the Reporting Persons reports that neither it, nor to its knowledge, any other person named in Item 2 of this Schedule 13D, has effected any transactions in Ordinary Shares or Preferred Shares during the past 60 days, other than the acquisitions by CD&R Holdings on October 30, 2014 of 116,000 Preferred Shares upon the first closing contemplated by the Investment Agreement and on November 12, 2014 of 384,00 Preferred Shares upon the second closing contemplated by the Investment Agreement.

(d) Except as otherwise described in Item 2 and this Item 5, no one other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, any of the securities of the Company beneficially owned by the Reporting Persons as described in this Item 5.

(e) Not applicable.

Item 6.         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The disclosure in Item 6 of the Schedule 13D is amended by adding the following to the end thereof:

Joint Filing Agreement

A Joint Filing Agreement, dated December 1, 2014, by and among the Reporting Persons has been executed by the Reporting Persons, a copy of which is attached hereto as Exhibit 99.11 and is incorporated herein by reference.

Item 7.         Material to be filed as Exhibits.

The exhibit index is hereby amended by adding the following to the end thereof:

Exhibit 99.11 — Joint Filing Agreement

SIGNATURES

After reasonable inquiry and to the best of each of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 1, 2014

CD&R CHC GROUP HOLDINGS, L.P.

By:	CD&R Investment Associates IX, Ltd.,
its general partner

By:	/s/ Theresa A. Gore
Name:	Theresa A. Gore
Title:	Vice President, Treasurer and Assistant Secretary

CD&R INVESTMENT ASSOCIATES IX, LTD.

By:	/s/ Theresa A. Gore
Name:	Theresa A. Gore
Title:	Vice President, Treasurer and Assistant Secretary

Signature Page